May 8, 2018	TSX:ACB

Aurora Cannabis Announces Q3 Fiscal 2018 Results

211% YoY Revenue Growth, Continued Expansion, Diversification and Differentiation

Edmonton, AB, May 8, 2018 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced its financial and operational results for the third quarter of fiscal 2018, ended March 31, 2018.

Q3 2018 Financial Highlights

	Q3 2018		Q2 2018	Change %	Q3 2017	Change %
	#		#
Active registered patients	45,776		21,718	110.8%	13,110	249.2%
Grams sold	1,352,982		1,161,809	16.5%	653,008	107.2%
Grams produced	1,205,965		1,204,259	0.1%

(In CDN $000’s unless otherwise noted)	$		$		$
Revenues	16,100	(2)	11,700	37.6%	5,175	211.1%
Average selling price per gram	7.99		8.36	-4.4%	6.64	20.3%
Gross margins on Aurora-produced cannabis (1)	66.0%		73.8%
Cash cost of sales per gram (1)	1.80		1.74	3.4%
Cash cost to produce per gram (1)	1.53		1.41	8.5%
Cash and cash equivalents	231,023		350,841	-34.2%	111,116	107.9%

(1)

Gross margins on Aurora-produced cannabis, cash cost of sales per gram, and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document under “Non-IFRS Measures.”

(2)	Revenues include 16 days of CanniMed results, which was consolidated as of March 15, 2018

Highlights

•

A 249.2% increase over last year in active registered patients to 45,776 was driven in particular by the acquisition of CanniMed, contributing 21,327 patients. Excluding the CanniMed patients, Aurora increased its active registered patients in Q3 2018 by 86.5% to 24,449, as compared to 13,110 for March 31, 2017.

•	The Company recorded $16.1 million in revenues, up 211.1% from Q3 2017 and up 37.6% sequentially from Q2 2018.
•	Total cannabis sales of $10.8 million, up 149.4% from Q3 2017 and up 11.0% sequentially

o	Dried cannabis sold in Canada: $6.3 million, up 45.4% from Q3 2017 and up 9.6% sequentially;
o	Dried cannabis sold internationally: $2.3 million, down 6.1% sequentially. No international revenues were recorded in Q3 2017;
o	Cannabis oils sold in Canada: $2.2 million, up 44.4% sequentially. No cannabis oil sales were recorded in Q3 2017.

•	Service and other revenues: $2.3 million, up 175.1% from Q3 2017 and up 17.8% sequentially.
•	Design and construction consulting: $3.0 million. No such revenues were recorded for the previous quarter and same period in the prior year, respectively.
•	Completed key strategic acquisition and investments, including CanniMed Therapeutics, Liquor Stores NA, and The Green Organic Dutchman.
•

Project milestones continue to be met at Aurora Sky, including installation of key operational systems. The facility remains on schedule for first harvest, subject to licensing, in June, and significant production ramp up is expected in the second half of calendar 2018.

•	Successfully completed first three harvests at Aurora Vie.
•	Announced major funded capacity expansion with Aurora Nordic and Aurora Sun, raising total funded capacity to 430,000 kg per year.
•	Continued focus on international opportunities in key developing markets across multiple continents driving sustainable long-term value.

Management commentary

“More than tripling our revenues year-over-year demonstrates that Aurora continues to execute consistently on its growth strategy, with exceptional performance across all functions, both in Canada and internationally,” said Terry Booth, CEO. “It’s worth noting that Aurora’s industry-leading revenue growth since starting commercial operations has thus far been driven predominantly by the output of a single production facility, Aurora Mountain, supported by differentiation into additional revenue streams. With production underway at Aurora Vie and Aurora Sky, yield enhancements being implemented at CanniMed, and significant new capacity coming online through 2018, we are targeting further, accelerated growth in subsequent quarters.

We also continue to prepare for legalization of the adult consumer use market, as our unique investment in Liquor Stores, growing inventory, and our supply deal with Quebec are testament to. We have consistently executed at an exceptionally high pace, investing in facilities, as well as in vertical and horizontal diversification. This has created a strong platform for continued growth, and we look forward to reporting on our progress in the coming quarters.”

Q3 2018 and Subsequent Operational Highlights

Aurora continues to build a vertically integrated, and geographically and horizontally diversified cannabis company. During and subsequent to the quarter, the Company entered into a number of strategic transactions and partnerships to drive growth.

CanniMed Acquisition

•

On May 1, 2018, Aurora completed the acquisition of CanniMed Therapeutics Inc. (“CanniMed”), which subsequently was delisted and now operates as a wholly-owned subsidiary of the Company. CanniMed will form the heart of Aurora’s Medical Cannabis Centre of Excellence, and focus, in addition to servicing its patient base, on expanding capacity, product development, scientific research and education. The combination with CanniMed adds in excess of 20,000 patients and 20,000 kg per annum in funded capacity, as well as new drug delivery technologies, high-margin cannabis products, and additional domestic and international distribution channels.

o	An agreement was signed with Pharmasave for the supply of cannabis to one of Canada’s largest member-owned chain of pharmacies.
o	A topical cream was launched. Early sales have been strong with positive feedback from physicians and patients on the efficacy of the new product.
o

An agreement with CTT Pharmaceuticals (“CTT”) provides Aurora and CanniMed with exclusive access to CTT’s sub-lingual wafer drug delivery technology. The companies are currently working towards obtaining regulatory approval prior to market launch.

The Green Organic Dutchman

The Company completed a strategic investment in The Green Organic Dutchman (“TGOD”), who are completing a 14,000 kg per annum facility in Ancaster, Ontario, and in addition are constructing a 102,000 kg per year, Aurora Larssen Projects (ALPS) designed facility in Valleyfield, Quebec. Furthermore, the companies signed an agreement giving Aurora the right to purchase approximately 23,000 kg per year of premium organic cannabis.

Subsequent to the quarter, TGOD completed its initial public offering (IPO), in which Aurora participated to maintain its ownership interest at 17.6% . The Company anticipates benefiting both strategically and financially from its ownership interest in TGOD, as reflected by the significant appreciation in value of its investment.

Liquor Stores NA

The Company completed a strategic investment in Liquor Stores NA (“LIQ”) in preparation for the adult consumer use market. LIQ is one of the leading liquor retail chains in Western Canada, and is in the process of converting a number of existing locations, while establishing a number of new stores for the sale of cannabis once adult consumer use is legalized. LIQ operates out of a large number of premium retail locations, and has the experience, systems, facilities and capabilities to drive a large retail network.

Facilities – Capacity Expansion

The Company is executing on a focused strategy to achieve massive production capacity through the construction of state of the art technology, highly automated, hybrid greenhouse facilities to deliver consistently high quality of cannabis at ultra-low production costs. The Company currently has over 430,000 kg per year of funded production capacity.

Aurora Sky
Aurora Sky, the benchmark facility for the high-technology, low cost production of cannabis, received its production license in January 2018 and subsequently plant material was moved into the facility in preparation for a first harvest expected in June 2018. The Company remains on schedule for completion of the entire facility this summer, and continues to work with Health Canada on the licensing of new bays as these come online.

Aurora Sky is now fully under glass, and the Company continues to meet project milestones, including the recent installation of key operational systems, such as:

•	The overhead crane systems;
•	Key automation components;
•	The high-tech irrigation and fertilization systems, and
•	The overpressure, filtration and air treatment systems.

The Company has also introduced several new genetics into production to expand the range of offerings available for the medical and adult consumer use market.

Aurora Sun
The latest addition to the Aurora family of facilities, Aurora Sun, at 1,200,000 square foot, will be the Company’s largest facility, and is to be located in Medicine Hat, Alberta. Aurora Sun is expected to produce in excess of 150,000 kg of high-quality cannabis per year at full capacity. The Company anticipates benefiting from positive local government and community support, municipality-owned utilities offering low energy costs and free power transmission, as well as country-leading annual sunshine hours in Medicine Hat to accelerate construction timelines and continue reducing production and operating costs.

Aurora Vie
The Company has completed its first three harvests at Aurora Vie in Pointe-Claire Quebec and is ramping up production at the facility while working towards obtaining its sales license from Health Canada.

Lachute Quebec Facility
The Lachute Quebec facility is structurally complete. The Company is currently outfitting the grow rooms for production, with the first growing tables currently being installed. Furthermore, the facility is going through the final stages of completing the processing areas for EU GMP certification. Plants, subject to licensing, are expected to move into the facility within the next 4-6 weeks

Aurora Nordic
The Company announced that 51% owned Aurora Nordic will be constructing a 1,000,000 square foot high-technology, low cost hybrid greenhouse cannabis facility in Denmark. Design for the 1,000,000 square foot Aurora Nordic facility is currently being completed. Once all required permitting has been received, construction will commence.

Odense
In order to accelerate time to market, Aurora Nordic is retrofitting an existing, Larssen designed 100,000 square foot greenhouse that at full capacity should produce approximately 8,000 kg per annum of cannabis. The facility will be EU GMP compliant to ensure Aurora Nordic can service the international market. The retrofit is progressing well, and Aurora anticipates cultivation to commence this summer.

International

The Company continues to execute on its international expansion strategy. The countries Aurora is currently active in include Canada, Germany, Italy, Denmark, Australia, Cayman Islands, and South Africa through a combination of strategic investments, domestic production, and supply agreements, providing a strong early mover advantage in a growing number of key international markets.

Aurora continues to staff up in Europe to further accelerate its international expansion, and is actively engaged in a number of discussions, and is prioritizing 2018 entry into those jurisdictions that provide an optimal strategic fit.

With the EU GMP certification of Aurora Mountain and Pedanios GmbH, Aurora is one of few companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany, respectively, allowing it to sell into the most restrictive and promising markets in the EU, such as Italy.

•	Germany

o

The Company continues to ship wholesale product directly to German pharmacies. Revenue growth at Pedanios is currently constrained by supply availability due to Aurora Mountain operating at full capacity. However, due to the rapid adoption of the medical cannabis system by patients and prescribing physicians in Germany and the anticipated additional supply coming from Aurora Sky and Aurora Vie, the Company anticipates having an increase in international shipments in the second half of this calendar year.

•	Italy

o	Pedanios won the first ever public tender to supply medical cannabis to the Italian Ministry of Defense, who control supply of the Italian market.
o	The first lots were successfully supplied to the Italian market and are being sold in pharmacies.
o

The Company believes that having won this first tender, and becoming the first private company ever to supply medical cannabis to the Italian government, provides a distinct early mover advantage in a market with access to over 60 million people and insurance cost coverage.

•	Denmark

o

Aurora Nordic, in which Aurora holds a 51% stake, with the balance owned by its partner Alfred Pederson & Son, has made excellent progress on the Odense facility retrofit and anticipates completing the import of live Aurora genetics before the end of this summer in order to establish a functional medical cannabis transit corridor, develop its mother plant and genetics collection, address phytosanitary demands and controls, develop cultivation and processing methods, and validate laboratory testing protocols.

•	Australia

o	In January 2018, Aurora increased its ownership interest in Cann Group to 22.9%, Australia’s first and largest cannabis company.
o

Cann Group recently signed an agreement with Aurora Larssen Projects (ALPS) for the design and construction consulting services for Cann’s phase III cannabis facility, measuring approximately 250,000 square feet. Site selection for the facility is imminent, with applications for the required planning permits and regulatory approvals progressing. Cann Group anticipates the facility to be operational in the first half of calendar 2019.

o	The Company continues to export quantities of product to Australia for research purposes, both through Aurora and CanniMed.

Vertical Integration

Aurora increasingly is becoming the trusted partner of choice for a growing constellation of companies, through a vertically integrated offering of B2B and B2C products and services.

•

Aurora Larssen Projects (“ALPS”) continues to work on a growing number of cannabis projects globally, with Cann Group the latest addition to its customer portfolio. ALPS is also assisting The Green Organic Dutchman in the development of a high-technology hybrid greenhouse.

•

The Company’s counselling and outreach service CanvasRx continues to grow rapidly and now has established 28 locations. To date, CanvasRx has assisted 42,200 patients, with an accumulative prescription length of 15,786,305 days since inception.

Distribution Channels

•

The Company continues to develop new distribution channels for its products, such as the completed agreements with Pharmasave and Shoppers Drug Mart. Additionally, the investment in LIQ and the completed agreement with the Société des Alcools du Québec are some of the Company’s initial preparations for the legalization of adult consumer use.

Strengthened Balance Sheet

•	The Company strengthened its balance sheet and liquidity position during the third quarter of 2018 with $356 million in new funds and the conversion of $112.7 million in convertible debentures into common shares.

Management Team Expansion and Director Change

Aurora continues to attract top industry talent, strengthening its senior management team to ensure the Company has the leadership to continue growing and building shareholder value.

•	Mr. Cam Battley was promoted to Chief Corporate Officer
•	Mr. Savior Joseph was appointed as SVP Global Marketing
•	Ms. Jillian Swainson was appointed as SVP and General Counsel
•	Mr. André Jérôme was appointed as SVP, Business Integration, and Director and Interim CEO of CanniMed
•	Dr. Shane Morris was appointed as VP Product Development and Regulatory Affairs
•	Dr. Kelly Narine was appointed as Vice President of Research
•	Mr. Joseph del Moral resigned from the Company’s Board and as CEO of CanvasRx.

Financial review Q3 2018

A comprehensive discussion of Aurora’s financials and operations are provided in the Company’s Management Discussion & Analysis and Financial Statements to be filed with SEDAR today and will be published on www.sedar.com.

Revenues

(in $ ‘000s unless indicated otherwise)	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2018	2017	2017	2017	2017

Revenues	$	$	$	$	$
Canadian dried cannabis	6,304	5,750	4,641	4,384	4,336
Canadian cannabis oils	2,178	1,508	1,439	804	-
Europe dried cannabis	2,331	2,483	1,235	439	-
Total cannabis revenues	10,813	9,741	7,315	5,627	4,336
Design & construction consulting	2,979	-	-	-	-
Other revenue (1)	2,308	1,959	934	309	839
Total consolidated revenues	16,100	11,700	8,249	5,936	5,175

Quantity sold	#	#	#	#	#
Dried cannabis (grams)	1,183,280	1,048,882	802,250	710,155	653,008
Cannabis oils (gram equivalent)	169,702	112,927	87,715	44,904	-
Cannabis oils (bottles)	25,024	18,239	17,853	8,302	-
Total consolidated grams sold	1,352,982	1,161,809	889,965	755,059	653,008

Average net selling price	$	$	$	$	$
Dried cannabis (per gram)	7.30	7.85	7.32	6.79	6.64
Cannabis oils (per gram equivalent)	12.83	13.35	16.41	17.91	-
	87.02	82.68	80.63	96.87	-
Total consolidated average selling price per	7.99	8.36	8.22	7.45	6.64

Revenues for the third quarter of fiscal 2018 were $16.1 million, up 211.1% from the same quarter in the prior year and up 37.6% sequentially from the previous quarter. Revenue growth compared to the same quarter in the prior year was attributable mainly to higher patient numbers, higher average selling price per gram due to higher selling prices for oils, the development of new markets (Europe), and new revenues streams (product diversification through the acquisitions of Urban Cultivator, BC Northern Lights, ALPS). As CanniMed was only consolidated as of March 15, 2018, its contribution to growth was limited.

The average price of product sold increased by 20.3% over Q3 2017 from $6.64 to $7.99 per gram, attributable mainly to increases in cannabis oils sold.

Total product sold for the period was 1,352,982 grams of dried cannabis and cannabis oils, up 107.2% as compared to the third quarter of 2017, and up 16.5% from Q2 2018.

Revenues from cannabis oil sales increased by 44.4% compared to the Q2 2018. The Company recorded no revenues from oil sales in the same quarter for the prior year. Compared to Q2 2018, the average selling price fell from $8.36 to $7.99 as the Company increased wholesale bulk sales of dried cannabis, and due to higher cannabis consumption for oil extraction.

No International cannabis sales were recorded in the second quarter of 2017. Entry in this new market enabled the Company to develop a new revenue stream, generating $2.3 million for the quarter. Product availability from the Company’s fully optimized Mountain facility restricted growth in Germany. While European revenues for the period declined slightly (6.1%), in March Pedanios recorded its first month with sales exceeding 100kg. The Company anticipates that with Aurora Vie and Aurora Sky coming online, the availability of product for the international market will increase.

Cost of sales

Included in cost of sales for the three months ended March 31, 2018 were cost of goods sold of $6.8 million, unrealized gain on changes in fair value of biological assets of $2.5 million, and unrealized loss on changes in fair value on sale of inventory of $4.2 million.

The increase in cost of goods sold during the period under review was largely attributable to increases in production and production yields, as well as contribution from the Company’s new subsidiaries BCNL, UCI and Hempco.

Cash costs of sales per gram of dried cannabis produced during the quarter increased slightly, coming in at $1.80 for Q2 2018, as compared to $1.74 for Q2 2018. The difference is explained predominantly through higher seasonal utility costs and overhead expenses.

Gross Profit

Gross profit, before the effect of changes in fair value, was $9.3 million, a 216% increase from Q3 2017, attributable mainly to higher business volume related to a strong increase in registered patient numbers and an increase in the average price per gram of product sold, revenues generated in Germany through the Company`s subsidiary Pedanios, as well as the contribution from the Company`s subsidiaries BCNL, UCL and Hempco.

Gross profit after the effect of changes in fair value was $7.6 million for the three months ended March 31, 2018, as compared to $5.8 million for the three months ended March 31, 2017. The increase was primarily attributable to the increase in revenues as described above, as well as the gain on the net effect of changes in fair value of biological assets and inventory.

General & Administrative Costs

General and administration costs increased by $7.8 million to $9.8 million for the quarter, as compared to Q3 2017, attributable primarily to increases in corporate and general administrative activities in support of Aurora’s continues growth initiatives in Canada and Germany, and expanding operations through its newly acquired subsidiaries.

Sales & Marketing

Sales and marketing costs were $5.9 million in Q3 2018, up $3.2 million compared to Q3 2017, attributable mainly to increased service fees paid in relation to significant growth in patient volumes serviced by CanvasRx, as well as higher selling and client care expenses related to a substantial increase in registered patients and resulting business volume.

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs for the quarter increased by $5.5 million as comparted to the same quarter in the prior year. The Company incurred legal, consulting and advisory fees relating to business acquisitions and due diligence activities as part of its aggressive domestic and international expansion strategy, with primarily $5.5 million attributable to the CanniMed Offer.

Other Income

The company recognized an unrealized gain on marketable securities of $12.6 million, primarily relating to the acquisition-date fair value of 700,600 CanniMed shares acquired in the open market.

Additionally, the Company recorded in other comprehensive income an unrealized loss on marketable securities of $12.0 million for the quarter, attributable to the investment in common shares of Radient and Micron, offset by the reversal of $23.5 in unrealized losses on the investment in CanniMed’s shares. The unrealized loss in CanniMed shares were reversed upon the Company obtaining control of CanniMed at which point the fair value of the shares was recorded as part of the investment in CanniMed, with the corresponding gain recognized in the statement of operations and comprehensive loss.

Net Loss

Net loss of $20.8 million for the period under review was primarily attributable to increases in business acquisition costs related to the CanniMed acquisition, as well as share-based payments, offset partially by net unrealized gains from marketable securities and derivatives of $10.9 million.

Liquidity and Capital Resources

The Company strengthened its balance sheet and liquidity position during the third quarter of 2018 with $356 million in new funds, as follows:

•	On January 12, 2018, the Company’s 115,000 special warrants were exercised into $115 million in convertible debentures, bearing interest at 6% per annum, convertible at $6.50 per common share.
•

On March 9, 2018, the Company completed a bought deal offering of 230,000 convertible debentures for gross proceeds of $230 million. The debentures have a term of two years, bear interest at 5% per annum, and are convertible at $13.05 per common share.

•	During the three months ended March 31, 2018, the Company raised $11.3 million through the exercise of options and warrants.

For the nine-month period, net cash and cash equivalents on hand increased from $159.8 million as at June 30, 2017 to $231.0 million as at March 31, 2018, due to net cash flows provided by financing activities for the nine months ended March 31, 2018 of $540.1 million, offset partially by cash flows used in operations of $36.5 million and investments and capital expenditures of $432.2 million.

Working capital as of March 31, 2018 was $338.5 million, as compared to $170.1 million as at June 30, 2017. The increase in working capital of $168.3 million was largely attributable to the increase in cash and cash equivalents of $71.2 million, share subscriptions of $55.0 million, a $42.6 million increase in the fair value of marketable securities, a $10.8 million increase in accounts receivables, a $20.6 million increase in inventory and biological assets, offset by a $9.4 million increase in contingent consideration payable related to performance milestones of newly acquired subsidiaries, and a $20.2 million increase in accounts payable, mainly due to production facility construction.

Outstanding Share Data

As of the date of the MD&A, the Company had the following securities issued and outstanding:

Securities	May 7, 2018
#
Issued and outstanding shares	564,783,420
Options	26,190,465
Warrants	8,415,308
Restricted share units	2,150,000
Convertible debentures	17,944,434

Financial and Strategic Outlook

While production capacity at our Mountain View facility in Cremona is nearly fully optimized, we anticipate further growth through the remainder of calendar 2018 through cultivation and sales from the Company’s Aurora Vie and Aurora Sky facilities, subject to licensing, as well as from increased shipments to our international markets, the growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, and growth from CanniMed. Further growth throughout the calendar year is anticipated from the Lachute facility, once completed and licensed, as well as from our initiatives in Denmark.

Aurora’s business strategy is to continue accelerating its penetration of the Canadian medical cannabis market, leverage its Health Canada sales license for derivative products (cannabis oils), ramp up cultivation at its Aurora Sky and Aurora Vie facilities, and fully complete Aurora Sky in Edmonton Alberta and Lachute Quebec (H2) facilities. Internationally, we expect to commence the construction of the new 1,000,000 square foot Aurora Nordic facility in Denmark, and retrofit existing greenhouse capacity in Denmark to commence cultivation and revenue generation in Denmark while the Aurora Nordic facility is under construction. Further production capacity will increase through the construction of Aurora Sun, a 1,200,000 square foot facility that at full capacity should produce in excess of 150,000 kg per year. Upgrades are also being undertaken to the Company’s first facility in Cremona, Alberta, to further enhance existing production. Aurora is also in the process of integrating CanniMed therapeutics, through which it has access to additional capacity, registered patients and international markets.

In preparation for the anticipated Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a significant share of the adult use market.

Innovation and integration of technology are key components in Aurora’s growth strategy. Going forward, Aurora will continue to leverage new technologies, aimed at:

•	Improving the customer experience, e.g. via further enhancements to Aurora’s unique mobile application - the world’s only mobile app for ordering legal medical cannabis;
•	Make available to its patient base novel drug delivery technologies;
•	Delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities, and
•	Substantially increasing the production of cannabis concentrates through the Company’s collaboration with Radient.

The Company is also focusing on delivering further product differentiation, including through Aurora’s intended strategic investment in Hempco, its partnership with Namaste Technologies, the acquisition of homegrow and urban garden companies BC Northern Lights and Urban Cultivator, product development at CanniMed and Aurora, and the acquisition from CTT of licenses for the exclusive use in Canada of IP related to proprietary drug delivery technologies.

Finally, the Company is executing a significant international expansion initiative, as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia, the May 2017 acquisition of Pedanios, Germany’s largest distributor of medical cannabis, and its partnership with Alfred Pedersen in Denmark for the construction of the new Aurora Nordic facility. The Company is actively pursuing further international opportunities.

Non-IFRS Financial Measures

The Company has included the following non-IFRS performance measures in this press release:

•

Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, which excludes the effect of changes in fair value of biological assets and inventory, and removing non-cash production costs, oil conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis production subsidiaries, all divided by the total grams of dried cannabis sold in the period that was produced by Aurora. Cash cost to produce dried cannabis sold per gram is equal to cash cost of sales of dried cannabis sold less packaging costs (post-production cost) divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

•

Grams produced in the period refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced in the period based on the weight of dried harvested buds that have completed the drying stage, which is adjusted for the weight change from the drying process.

•	Gross margin for Aurora-produced cannabis is calculated by taking gross profit for Aurora-produced cannabis divided by net revenue for Aurora-produced cannabis. Gross profit for Aurora-produced cannabis is calculated by taking net revenue less cost of sales on Aurora-produced cannabis. Net revenue on Aurora-produced cannabis is calculated by taking consolidated net revenue less net revenue from non-cannabis production operations and net revenue from products sourced from other Licensed Producers. Cost of sales on Aurora-produced cannabis is calculated by taking consolidated cost of sales, excluding the effects of changes in fair value of biological assets and inventory, less cost of sales from non-cannabis production operations and cost of sales from products sourced from other Licensed Producers.

Milestone Payment

The Company will be paying a consideration equal to $1,249,619.39 to the vendors of CanvasRx Inc. based on the achievement of certain performance milestones for the period ended March 31, 2018, pursuant to a share purchase agreement announced on August 10, 2016.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island. In January 2018, Aurora’s 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company’s wholly-owned subsidiary CanniMed Therapeutics Inc. (“CanniMed”) is Canada’s most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora’s Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., (“LIQ”) who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

On behalf of the Board of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

###

Further information

Marc Lakmaaker	Craig MacPhail
Director, Investor Relations and	NATIONAL Equicom
Corporate Development	+1 416-586-1938
+1.647.269.5523	cmacphail@national.ca
marc.lakmaaker@auroramj.com
www.auroramj.com

Forward-Looking Information Cautionary Statement

This news release contains certain “forward-looking statements” within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward looking statements in release include statements regarding the proposed completion of a subsequent acquisition transaction. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Financial Position
March 31, 2018 and June 30, 2017
(Unaudited – In thousands of Canadian dollars)

	March 31, 2018	June 30, 2017
	$	$
Assets
Current
Cash and cash equivalents	231,023	159,796
Short-term investments	690	-
Accounts receivable	13,094	2,312
Marketable securities	57,409	14,845
Share subscriptions	55,000	-
Inventory	26,779	7,703
Biological assets	5,583	4,088
Promissory notes receivable	-	1,222
Loans receivable	3,400	2,096
Prepaid and other current assets	1,644	1,544
	394,622	193,606

Property, plant and equipment	191,239	45,523
Convertible debenture	-	11,071
Derivatives	3,977	292
Investment in associates and joint venture	136,555	-
Intangible assets	59,958	31,087
Goodwill	883,071	41,100
Deposits	1,978	-

Total assets	1,671,400	322,679

Liabilities
Current
Accounts payable and accrued liabilities	28,905	8,753
Income taxes payable	774	-
Deferred revenue	1,324	1,421
Finance lease	281	69
Loans and borrowings	2,279	-
Contingent consideration payable	22,583	13,221
	56,146	23,464

Finance lease	226	282
Convertible notes	197,092	63,536
Loans and borrowings	9,295	-
Deferred gain on convertible debenture	-	10,206
Deferred gain on derivatives	2,634	321
Deferred tax liability	19,234	5,937
Total liabilities	284,627	103,746

Shareholders’ equity
Share capital	1,416,124	221,447
Reserves	(4,134)	25,912
Deficit	(35,921)	(28,426)
Total equity attributable to shareholders of Aurora	1,376,069	218,933
Non-controlling interest	10,704	-
Total equity	1,386,773	218,933

Total liabilities and equity	1,671,400	322,679

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Revenues	16,100	5,175	36,049	12,131

Cost of sales	6,827	2,241	14,736	6,853

Gross profit before fair value adjustments	9,273	2,934	21,313	5,278

Unrealized loss on changes in fair value on sale of inventory	4,164	1,688	10,751	2,661
Unrealized gain on changes in fair value of biological assets	(2,506)	(4,516)	(12,350)	(7,592)

Gross profit	7,615	5,762	22,912	10,209

Expenses
General and administration	9,847	2,037	20,408	4,633
Sales and marketing	5,880	2,684	14,684	6,668
Research and development	477	52	756	191
Acquisition and project evaluation costs	5,543	11	7,639	180
Share of loss from investment in associate	879	-	931	-
Depreciation and amortization	873	178	1,967	500
Share-based payments	15,872	2,632	25,814	5,522
	39,371	7,594	72,199	17,694

Loss from operations	(31,756)	(1,832)	(49,287)	(7,485)

Other income (expenses)
Interest and other income	833	239	2,188	366
Finance and other costs	(1,889)	(1,282)	(5,565)	(6,123)
Foreign exchange	(430)	-	(166)	-
Gain on disposition of subsidiary	35	-	35	-
Unrealized gain on debenture	-	2,004	6,937	2,004
Unrealized gain on marketable securities	12,593	1,333	16,293	1,333
Unrealized gain (loss) on derivatives	(1,678)	(182)	21,925	(182)
Share-based compensation income	324	-	324	-
	9,788	2,112	41,971	(2,602)

Income (loss) before income taxes	(21,968)	280	(7,316)	(10,087)

Income tax recovery (expense)
Current	(736)	-	(774)	19
Deferred, net	1,909	(139)	(1,950)	1,916
	1,173	(139)	(2,724)	1,935

Net income (loss)	(20,795)	141	(10,040)	(8,152)

Net income (loss) attributable to:
Shareholders of Aurora	(19,215)	141	(7,933)	(8,152)
Non-controlling interests	(1,580)	-	(2,107)	-

Earnings (loss) per share
Basic	$(0.04)	$0.00	$(0.02)	$(0.03)
Diluted	$(0.04)	$0.00	$(0.02)	$(0.03)

Weighted average number of shares outstanding
Basic	478,918,568	313,129,033	427,180,423	253,099,730
Diluted	478,918,568	313,129,033	427,180,423	253,099,730

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Net income (loss)	(20,795)	141	(10,040)	(8,152)

Other comprehensive income (loss)
Deferred tax	1,613	-	(118)	-
Unrealized gain (loss) on marketable securities	(11,951)	(472)	874	(472)
Foreign currency translation	40	-	65	-

Comprehensive loss	(31,093)	(331)	(9,219)	(8,624)

Comprehensive loss attributable to:
Shareholders of Aurora	(29,513)	(331)	(7,112)	(8,624)
Non-controlling interests	(1,580)	-	(2,107)	-

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
Cash provided by (used in) Operating activities	$	$	$	$
Net income (loss) for the period	(19,215)	141	(7,933)	(8,152)
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets	(2,506)	(4,516)	(12,350)	(7,592)
Changes in fair value included in inventory sold	4,164	1,688	10,751	2,661
Depreciation of fixed assets	1,055	281	1,941	752
Amortization of intangible assets	159	-	728	-
Share-based payments	15,872	2,632	25,814	5,522
Share of loss from investment in associate	879	-	931	-
Unrealized gain on debentures	-	(2,004)	(6,937)	(2,004)
Unrealized (gain) loss on derivatives	1,678	182	(21,925)	182
Share-based compensation income	(324)	-	(324)	-
Unrealized gain on marketable securities	(12,593)	(1,333)	(16,293)	(1,333)
Accrued interest and accretion expense	2,466	398	5,035	1,901
Financing fees	-	252	-	2,373
Interest and other income	-	-	(59)	-
Deferred tax expense (recovery)	(1,909)	139	1,950	(1,916)
Changes in non-cash working capital
GST recoverable	(778)	(181)	(3,351)	(266)
Accounts receivable	(2,093)	787	(2,047)	(713)
Inventory	(2,571)	(307)	(5,224)	400
Biological assets	1,447	-	1,447	-
Prepaid and other current assets	(94)	(6,992)	356	(7,533)
Accounts payable and accrued liabilities	(13,056)	739	(9,616)	916
Income taxes payable	742	-	742	-
Deferred revenue	(238)	(1,089)	(182)	(390)
	(26,915)	(9,183)	(36,546)	(15,192)

Investing activities
Short-term investments	218	-	(179)	-
Marketable securities and derivatives	(15,457)	(1,250)	(55,205)	(1,250)
Share subscriptions	(55,000)	-	(55,000)	-
Convertible debenture	-	(2,000)	-	(2,000)
Notes receivable	-	(191)	(4,236)	(191)
Purchase of property, plant and equipment	(43,736)	(8,124)	(97,672)	(12,966)
Acquisition of businesses, net of cash acquired	32,691	(1,223)	24,169	(4,641)
Acquisition of assets	(142,261)	-	(143,216)	-
Investment in associates	(105,086)	-	(105,086)	-
Contingent consideration payable	6,192	-	6,192	-
Deposits	(1,382)	-	(1,978)	-
	(323,821)	(12,788)	(432,211)	(21,048)

Financing activities
Finance lease	191	(241)	157	(177)
Proceeds of convertible notes	345,000	-	345,000	40,000
Proceeds (repayment) of short term loans	(252)	(666)	(252)	(6,215)
Proceeds (repayment) of long term loans	-	-	-	(4,000)
Financing fees	(11,873)	(50)	(11,873)	(1,660)
Special warrant subscriptions	(111,009)	-	-	-
Shares issued for cash, net of share issue costs	11,262	78,198	208,683	119,149
Acquisition of non-controlling interest	(2,446)	-	(1,584)	-
	230,873	77,241	540,131	147,097
Effect of foreign exchange on cash and cash equivalents	45	-	(147)	-
Increase (decrease) in cash and cash equivalents	(119,818)	55,270	71,227	110,857
Cash and cash equivalents, beginning of period	350,841	55,846	159,796	259
Cash and cash equivalents, end of period	231,023	111,116	231,023	111,116

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars)

(Continued)

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Supplementary information:
Property, plant and equipment in accounts payable	6,301	2,021	6,301	2,021
Depreciation in production costs	249	103	610	252